Vertex, Inc.

2301 Renaissance Blvd

King of Prussia, Pennsylvania 19406

July 25, 2022

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vertex, Inc. Registration Statement on Form S-3 (Registration No. 333-266168)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333- 266168) (the “Registration Statement”) of Vertex, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 25, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Joel Trotter at (202) 637-2165 or William Hackett at (202) 637-2257.

If you have any questions regarding the foregoing, please do not hesitate to contact Joel Trotter at (202) 637-2165 or William Hackett at (202) 637-2257, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

Vertex, Inc.

By:/s/ Bryan Rowland

Name:Bryan Rowland

Title: General Counsel

cc:David DeStefano, Vertex, Inc.

John Schwab, Vertex, Inc.

Lisa Butler, Vertex, Inc.

Joel H. Trotter, Latham & Watkins LLP

William K. Hackett, Latham & Watkins LLP